FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2005

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARAUCO AND CONSTITUTION PULP INC

TABLE OF CONTENTS

Item

1.	Material Fact

Santiago (Chile), February 18, 2005

Messrs.

Superintendency of Securities and Insurance

Ladies and Gentlemen:

Re: COMMUNICATES MATERIAL INFORMATION.

The undersigned, as Chief Executive Officer of the corporation named Celulosa Arauco y Constitución S.A. (“ARAUCO” or “the Company”), both domiciled in the Metropolitan Region of Chile, Avenida El Golf 150, 14th Floor, Commune of Las Condes, a company registered in the Securities Registry Nº 42, Tax Identification Number: 93,458,000-1, as duly empowered by the Board of Directors to provide this information, hereby communicates to the Superintendency the following material information with respect to the Company and its shares pursuant to article 9 and the second paragraph of article 10 of Law 18,045:

On February 17, 2005, ARAUCO was notified of a Resolution of the Regional Environmental Commission (COREMA) of the Tenth Region of Chile that permits it to re-initiate the operations of the Valdivia pulp mill, thereby revoking the cautionary stoppage measure that had been ordered by COREMA on January 18, 2005, and that had suspended the Valdivia pulp mill’s operations since that date.

In order to re-initiate the Valdivia pulp mill’s operations, the Company accepted the conditions established by the COREMA, which basically consist of additional environmental supervision, which will be carried out by the governmental authorities and by external auditors.

ARAUCO has, since the stoppage measure was ordered, expressed its belief that the stoppage measure was unjustified and disproportionate and that it will take all measures necessary to protect the rights of the Company and its shareholders.

Sincerely yours,

CELULOSA ARAUCO Y CONSTITUCIÓN S.A.

Alejandro Pérez Rodríguez

Chief Executive Officer

c.c.

Bolsa de Comercio de Santiago, La Bolsa St. Nº 64, Santiago
Bolsa Electrónica de Chile, Huérfanos Nº 770- 14 Floor, Santiago.
Bolsa de Valores de Valparaíso, P.O. Box 218-V, Valparaíso.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 18, 2005

Celulosa Arauco y Constitución, S.A.

By:	/s/ Alejandro Pérez
Name:	Alejandro Pérez
Title:	Chief Executive Officer